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SE 17017811 N

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

SEC FILE NUMBER
~~8-67496~~ 8-69204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Clarion Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue – 12th Floor
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathaniel Kiernan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion Partners Securities, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Title

Karen Kobus
Notary Public State of New York
No. # 01KO6218585
Qualified in New York County
Commission Expires March 8, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarion Partners Securities, LLC
Statement of Financial Condition
As of March 31, 2017

Assets:		
Cash	$	1,001,299
Other assets		8,142
Prepaid expenses		33,627
Total assets	$	1,043,068
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable - parent	$	11,836
Accounts payable and accrued expenses		32,682
Total liabilities		44,518
Member's equity:		998,550
Total liabilities and member's equity	$	1,043,068

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are [redacted] pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Statement of Operations
For the fifteen months ended March 31, 2017

Revenue		
Service level fees	$	12,212,519
Total revenue		12,212,519
Expenses		
Compensation expense		8,345,090
Occupancy expense		345,787
Travel and entertainment		569,889
Technology		153,642
Professional fees		174,517
Marketing		842,069
Filing and licensing fees		113,589
Other expenses		75,000
Total expenses		10,619,583
Net income	$	1,592,936

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are [illegible] pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Clarion Partners Securities, LLC
Statement of Cash Flows
For the fifteen months ended March 31, 2017

Operating activities	
Net income	$ 1,592,936
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other assets	22,859
Prepaid expenses	7,811
Accounts payable - parent	161,968
Accounts payable and accrued expenses	(50,047)
Net cash provided by operating activities	1,735,527
Financing activities	
Distributions	(1,050,000)
Cash used by financing activities	(1,050,000)
Net increase in cash	685,527
Cash at beginning of the year	315,772
Cash at end of the year	$ 1,001,299

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are [redacted] l pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.